SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 06, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on December 05, 2018

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

City of Buenos Aires, December 5th 2018

To

CNV/ BYMA/ MAE

Re.: Relevant Event

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action entitled “Asociación por la Defensa de Usuarios y Consumidores vs. Banco Macro S.A. on Ordinary Proceedings” (Court File No. 25630/2017).

The action challenges the fee charged for cash withdrawals at other Branches for inter branch transactions, such as cashing checks at the counter of a non- home branch.

The judicial action is aimed at causing the Bank to cease such conduct, which plaintiff describes as illegal and reimburse the amounts allegedly charged in excess.

The Bank is analyzing the content and implications of such action, considering that in the event of an unfavorable court decision in this dispute, such decision shall not have a material adverse effect on the Bank’s assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 06, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer